Spencer G. Feldman
Tel. (212) 801-9221
Fax. (212) 801-6400
feldmans@gtlaw.com

January 25, 2008

VIA FACSIMILE

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Ms. Amanda McManus
Branch Chief
Division of Corporation Finance

Re:	Odyne Corporation - Registration Statement
on Form SB-2 filed December 21, 2007 (No. 333-148247)
for Registration of Shares of Common Stock

Ladies and Gentlemen:

On behalf of our client, Odyne Corporation, we have set forth below responses to the comments received from the staff of the U.S. Securities and Exchange Commission by letter dated January 18, 2008 (copy attached), with respect to the captioned Registration Statement.

Because we believe that the staff’s comments present threshold issues which would involve modifications to disclosures throughout the Registration Statement, we wish to respond to the staff’s comments supplementally at this time without filing an amended Registration Statement. We will, however, submit this letter in electronic format for filing as correspondence with the Commission. Accordingly, based on the responses below, Odyne requests initial guidance from the staff as to whether any additional information will be requested.

As a preliminary note, we wish to inform the staff that we and Odyne have reviewed Item D.29 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, and believe that the factual matters to be considered weigh heavily in favor of viewing Odyne’s registration as a secondary offering. In addition to the quantitative data set forth in this letter, we note the following:

•	The five investors purchased their convertible debentures and warrants on October 26, 2007, and have held them now continuously for the past three months.

Greenberg Traurig, LLP | Attorneys at Law | MetLife Building, 200 Park Avenue | New York, New York 10166 | Tel. 212.801.9200 | Fax.

•
Of the five investors, The Quercus Trust invested $2,000,000, or 62.5% of the total of $3,200,000 invested in the convertible debenture transaction. The Quercus Trust, to our knowledge, invests in alternative energy companies and is not a serial PIPE investor. Alan Tannenbaum, Odyne’s Chief Executive Officer, invested $250,000 in the transaction. Avrum Lewittes ($200,000), Robert Meyer ($250,000) and George L. Noble ($500,000) are unaffiliated business acquaintances of Mr. Tannenbaum.

•
The investors had no business relationship whatsoever with Odyne prior to October 26, 2007 (other than Mr. Tannenbaum, who invested in the transaction through AT Holdings I, LLC). Mr. Tannenbaum joined Odyne in September 2007.

•	None of the investors participating in the Registration Statement are in the business of underwriting securities, or are affiliated with an NASD member.

•
There is nothing involved that suggests the selling shareholders are acting as a conduit for Odyne. The proceeds of any sales of the registered shares by the selling shareholders are for their own account, and there are no agreements or understandings with respect to any subsequent investments of those proceeds back into Odyne.

Accordingly, as demonstrated by this comment response letter, we believe that the resale transactions by the selling shareholders do not constitute an offering “by or on behalf of the issuer,” and that Odyne is eligible to use the continuous offering provisions of Securities Act Rule 415 in connection with an “at the market offering.”

Form SB-2

General

Comment 1:

In response to the staff’s comment, the table below provides the total dollar value of the securities underlying the convertible debentures and warrants that are being registered for resale in the Registration Statement using the calculation method described.

Shares Offered for Resale in Prospectus		Value

On Conversion of Debentures	12,800,000	$ 6,016,000	(excluding interest)

On Exercise of Warrants	4,704,170	$ 2,210,960

Total	17,504,170	$ 8,226,960

Date of Sale of Debentures	Oct. 26, 2007

Closing Price Per Share on Oct. 26, 2007	$ 0.47

Greenberg Traurig, LLP

The method used to calculate the number of shares that Odyne seeks to register was based on the minimum conversion price of the debentures of $.25 per share (i.e., $3,200,000 in underlying securities / $.25 = 12,800,000 shares). The shares reserved for possible interest payments are also computed on the basis of the minimum conversion price (i.e., 18 months of interest at 10%, divided by $.25 per share).

Please note the following with respect to the convertible debentures and warrants sold in the transaction:

•	The debentures are convertible at either:

-	a 20% discount to the price of common stock or common stock equivalents sold in Odyne’s next financing, or

-	a 30% discount to the market price per share on the maturity date if there is no subsequent financing, in each case, subject to a $.25 minimum conversion price. It is likely the actual number of shares underlying the debentures will be less than calculated above.

•	The warrants are exercisable at $.75 per share, a 60% premium over the market price on the October 26, 2007 closing date.

Comment 2:

In response to the staff’s comment, below is a table showing the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that Odyne has made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction. The table below also reflects the net proceeds to Odyne from the sale of the convertible debentures and warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible debentures and warrants.

Payments Associated with Sale of $3,200,000 in Debentures

Placement Fees	$320,000
Matrix Expenses	$55,868
Escrow Agent Fee	$3,500
Net Proceeds to Odyne	$2,820,632

Liquidated Damages (see below)	$128,000
Interest	$480,000	(for 18 months)

Greenberg Traurig, LLP

As indicated above, the selling shareholders are entitled to receive interest payments on their convertible debentures, either in cash or additional shares of common stock. Additionally, as at the closing of the convertible debenture transaction, the maximum possible liquidated damages under the Registration Rights Agreement would have been $128,000, or 4% of the invested amount, for both a registration filing default and registration effectiveness default. Since the Registration Statement was filed timely, such damages at this time would only total $64,000, or 2% of the invested amount, assuming the Registration Statement is not declared effective on or before May 3, 2008 (180 days following the closing).

Comment 3:

In response to the staff’s comment, below is a tabular presentation of the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible debentures, with the information requested by the staff presented in each column.

Debenture Potential Profit	@ $0.33/Share	@ $0.25/Share

Debenture Conversion Discount	30%
Total Number of Shares in Registration Statement	19,424,170

Date of Sale of Debentures	Oct. 26, 2007
Closing Price on Oct. 26, 2007	$0.47

Debenture Conversion

Conversion Price based on Oct. 26, 2007 Share Price	$0.33
Minimum Conversion Price		$0.25
Shares @ Conversion Price	9,726,444	12,800,000
Profit	$1,371,429	$2,816,000

Total Shares Available
Debenture Holders	9,726,444	12,800,000
Total Shares	9,726,444	12,800,000
Market Price on Oct. 26, 2007	$4,571,429	$6,016,000

Cost of Total Shares

Debenture Holders	$3,200,000	$3,200,000
Total	$3,200,000	$3,200,000

Profit @ Oct. 26, 2007 Market Price	$1,371,429	$2,816,000

Greenberg Traurig, LLP

Comment 4:

In response to the staff’s comment, below is a tabular presentation of the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes or other securities of Odyne that are held by the selling shareholders or any affiliates of the selling shareholders, with the information requested by the staff separately presented.

Warrant Potential Profit	@ $0.47/Share	@$0.25/Share

Date of Sale of Warrants	Oct. 26, 2007
Closing Price on Oct. 26, 2007	$ 0.47

Warrants

Warrant Price Per Share on Oct. 26, 2007	$0.75
Minimum Warrant Price Per Share		$0.25

Total Shares Available for Sale
Warrant Holders
Investors	4,266,667	4,266,667
Placement	437,500	437,500
Total Shares	4,704,167	4,704,167
Market Price on Oct. 26, 2007	$2,210,958	$2,210,958

Cost of Complete Exercise of Warrants

Warrant Holders
Investors	$3,200,000	$1,066,667
Placement	$328,125	$109,375
Total	$3,528,125	$1,176,042

Profit @ Oct. 26, 2007 Market Price	$(1,317,167)	$1,034,917

As noted above, at closing, there was no profit potential to the warrants since the initial exercise price of such warrants is $.75 per share. As disclosed in the Registration Statement, the warrants are subject to “full ratchet” anti-dilution protection in the event of subsequent financings below the exercise price, subject to a $.25 per share minimum exercise price.

Comment 5:

In response to the staff’s comment, below is a table showing the gross proceeds paid or payable to Odyne in the convertible debenture transaction and other information requested by the staff, including the percentage of the total amount of all possible payments as provided in Comment 2 and the total possible discount to the market price of the shares underlying the convertible debentures as provided in Comment 3, divided by the net proceeds to Odyne from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

Greenberg Traurig, LLP

Gross Proceeds	$3,200,000

Placement Fees		$320,000
Matrix Expenses		$55,868
Escrow Agent Fee		$3,500
Expenses	$379,368

Net Proceeds	$2,820,632	(excluding interest and possible liquidated damages)

Profit to Investors (excluding interest and possible liquidated damages)

Conversion Price	$0.33	$0.25	($0.33 is 30% discount to market at date of issue)

Debentures	$1,371,429	$2,816,000
Warrants	$(1,317,167)	$1,034,917
Total	$54,262	$3,850,917

Expenses and Profit	$433,629	$4,230,284

Annual Cost as a Percentage	10%	100%	(assumes debenture held for 18 months)

The Annual Cost as a Percentage is calculated by dividing Expenses and Profit by Net Proceeds and dividing the result by 1.5 years (the term of the debentures). Profit to Investors is calculated based on a market price of $.47 per share.

We would propose, if the staff concurs, to include disclosure in appropriate sections of the Registration Statement to the effect that the expenses and potential profit to investors in the convertible debenture transaction (at an assumed conversion price of $.25 per share and a market price of $.47 per share) of approximately $4,230,284 over the maximum term of the debentures (18 months) represents 150% of Odyne’s net proceeds of approximately $2,820,632 from the transaction.

Comment 6:

In response to the staff’s comment, there were no prior securities transactions between Odyne and the selling shareholders who purchased the convertible debentures and warrants, including their respective affiliates, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

Greenberg Traurig, LLP

We note that Matrix U.S.A., LLC, the placement agent in the convertible debenture transaction, also served as placement agent in an earlier financing in late 2006. Matrix U.S.A., LLC has received only customary cash fees and warrants in connection with serving as placement agent.

Comment 7:

In response to the staff’s comment, below is a table comparing the number of shares outstanding prior to the convertible debenture transaction that are held by persons other than the selling shareholders, affiliates of Odyne and affiliates of the selling shareholders and other information requested by the staff.

Relation to Existing Shares	Oct. 26, 2007	Jan. 21, 2008

Outstanding common stock @ Oct. 26, 2007	22,061,428
Outstanding common stock @ Jan. 21, 2008		22,081,438

Matrix Shares	95,693	95,693

Adjusted Outstanding Shares	21,965,735	21,985,745

Previously Registered Shares

Investment	158,079
Placement Warrants	267,268
Matrix	425,347

Shares registered for resale that are currently held by Selling Shareholders:	None

Shares Acquired by Debenture holders related to Debentures:	None

Number of Shares in Registration Statement:	19,424,170

Comment 8:

In response to the staff’s comment, Odyne intends to repay the overlying securities and believes it will have the financial ability to make all related payments based on anticipated revenue from sales and additional financings. Odyne has been advised by the selling shareholders underlying the convertible debentures that none of them has a short position in Odyne’s common stock.

Comment 9:

In response to the staff’s comment, the prospectus includes a materially complete description of the selling shareholders underlying the convertible debentures. Additionally, Odyne filed a current report on Form 8-K in connection with the selling shareholders underlying the convertible debentures on October 30, 2007, under which all terms were disclosed and copies of agreements were attached. Other than an employment agreement with Mr. Tannenbaum (see Form 8-K filed September 19, 2007), no other agreements exist between Odyne and the selling shareholders.

Greenberg Traurig, LLP

Comment 10:

In response to the staff’s comment, please note that the method used to calculate the number of shares that Odyne seeks to register was based on the minimum conversion price of the debentures of $.25 per share (i.e., $3,200,000 in underlying securities / $.25 = 12,800,000 shares).

*  *  *

Should any member of the staff have any questions concerning this letter or desire any further information or clarification, please do not hesitate to contact Joshua A. Hauser, President and Chief Operating Officer, or Daniel Bartley, Chief Financial Officer, of Odyne, at (631) 750-1010, or me at (212) 801-9221.

If at all possible, we would appreciate your guidance on the issues raised by this letter by the end of business on Friday, February 1, 2008.

                                    Very truly yours,

                                    /s/ Spencer G. Feldman

                                    Spencer G. Feldman

cc:	Mr. Joshua A. Hauser
Mr. Daniel Bartley
Odyne Corporation

Daniel H. Morris, Esq.
Attorney-Advisor
Division of Corporation Finance

Greenberg Traurig, LLP